Dear   :

We are starting a new WeFunder campaign soon. Our company has made strong strides after the first WeFunder campaign which ended in first quarter 2023.

Below is a link to download a few slides explaining our current traction.

https://drive.google.com/file/d/1Bj3cBsXCZlnuH64vXMX8Bt8wb7DAmrnG/view?usp=sharing

We look forward to your support for the WeFunder campaign once it starts.

Sincerely

Anurag Goel
CEO and Co-Founder
Turant Inc.